EXHIBIT 99.1
CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES
The tables below set forth Bank of Montreal’s consolidated ratios of earnings to fixed charges, calculated in accordance with Canadian GAAP and U.S. GAAP, for the years ended October 31, 2009 and 2008:

	Year Ended October 31,
Canadian GAAP	2009	2008
Excluding Interest on Deposits	2.90	1.79
Including Interest on Deposits	1.40	1.20

	Year Ended October 31,
U.S. GAAP	2009	2008
Excluding Interest on Deposits	3.29	1.79
Including Interest on Deposits	1.46	1.19